Filed pursuant to Rule 424(b)(5)

Registration No. 333-283812

AMENDMENT NO. 3 DATED OCTOBER 21, 2026

TO PROSPECTUS SUPPLEMENTS DATED

AUGUST 18, 2026, AUGUST 21, 2026, and SEPTEMBER 29, 2026

(To Prospectus dated December 20, 2024)

Super League Enterprise, Inc.

UP TO $6,421,000

COMMON STOCK

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the information in the prospectus dated December 20, 2024, filed as part of our registration statement on Form S-3 (File No. 333-283812), as supplemented by our prospectus supplement dated August 18, 2026, as amended by the Prospectus Supplement Amendment No. 1, dated August 21, 2026, and the Prospectus Supplement No. 2, dated September 29, 2026 (collectively, the “Prior Prospectuses”). This Amendment No. 3  should be read in conjunction with the Prior Prospectuses, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectuses. This Amendment No. 3 is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectuses, and any future amendments or supplements thereto.

We filed the Prior Prospectuses to register the offer and sale of our common stock, par value $0.001 per share (the “Common Stock”), from time to time pursuant to the terms of that certain Sales Agreement (the “Sales Agreement”) with The Benchmark Company, LLC (“Benchmark”) and StoneX Financial Inc. (“StoneX” and, together with Benchmark, the “Agents”), dated August 18, 2026.

Since our entry into the Sales Agreement, we have offered and sold an aggregate of 1,169,217 shares of common stock for gross proceeds of approximately $5.4 million pursuant to the Sales Agreement.

We are filing this Amendment No. 3 to supplement the Prior Prospectuses to increase the aggregate amount we intend to sell pursuant to the Sales Agreement. As of the date of this Amendment No. 3, we are offering up to an additional $950,000 of our Common Stock for sale under the Sales Agreement, for an aggregate offering price of Common Stock to be sold through the Sales Agreement of $6,421,000.

The terms “Company,” “we,” “us” and “our” refer to Super League Enterprise, Inc., a Delaware corporation.

As of the date of this Amendment No. 3, the aggregate market value of our outstanding Common Stock held by non-affiliates, or our public float, was approximately $19,262,104 based on a total number of 3,253,983 shares of Common Stock held outstanding, of which 3,226,483 shares of Common Stock were held by non-affiliates, at a price of $5.97 per share, the closing price of our Common Stock on October 21, 2026, which is the highest closing price of our Common Stock on The Nasdaq Capital Market within the prior 60 days.  We have sold no securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this prospectus supplement (excluding this offering). Accordingly, based on the foregoing, we are currently eligible under General Instruction I.B.6 of Form S-3 to offer and sell additional shares of our Common Stock having an aggregate offering price of up to approximately $950,000. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month period so long as our public float remains below $75.0 million.

Our Common Stock is traded on the Nasdaq Capital Market under the symbol “SLE.” On October 21, 2026, the last reported sale price of our Common Stock as reported on the Nasdaq Capital Market was $5.97 per share.

Investing in our Common Stock involves significant risks. Please read the information under the heading “Risk Factors” on page S-4 of the Prospectus Supplement, on page 5 of the accompanying prospectus and under similar headings in other documents incorporated by reference into the Prospectus Supplement and the accompanying prospectus before making a decision to invest in our Common Stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

StoneX Financial Inc.

The date of this prospectus supplement is October 21, 2026.